Mail Stop 4561

November 5, 2007

Larry Wilcox
Chief Executive Officer
UC Hub Group, Inc.
285 East Warm Springs Road,
Suite 1058
Las Vegas, Nevada 89119

> **Re:** **UC Hub Group, Inc.**
> **Form 10-KSB for the Fiscal Year July 31, 2006**
> **Filed on November 13, 2006**
> **Form 10-QSB for the Quarter Ended January 31, 2007**
> **Filed on March 22, 2007**
> **File No. 001-15665**

Dear Mr. Wilcox:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief